Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement No. 333-271239 on Form F-10 and Registration Statement No. 333-194702 on Form F-3D and to the use of our reports dated March 13, 2025 relating to the financial statements of Wheaton Precious Metals Corp. (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2024.

/s/ Deloitte LLP
Chartered Professional Accountants

Vancouver, Canada
March 31, 2025